UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler signs firm contract for the deployment of its newbuild vessel, the Wind Pace, in the US in 2025

Copenhagen – 28 February 2025 – Today, Cadeler A/S announces that it has signed a firm contract for a significant project at an offshore wind farm located in the US.

This will be the first time Cadeler’s second P-Class newbuild vessel, Wind Pace, will be deployed following its anticipated delivery. The work is scheduled to commence in Q2 2025 and the Wind Pace will be committed under this contract until Q1 2026.

The value of the contract to Cadeler is estimated to be between EUR 67 million and EUR 75 million.

This will be Cadeler’s second offshore wind project in American waters.

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For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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